909037

P.E. 3/21/02





02025869

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the translation of the material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on March 20, 2002, regarding the Board of Directors recommendation to pay a definitive dividend of US$0.05639 per share.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __x__.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

FREE TRANSLATION

SQM

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, March 20, 2002

Mr.
Alvaro Clarke de la C.
Superintendent
Securities and Insurance Superintendence
Teatinos N°120, 6th Floor
Santiago

Essential Issue

Dear Mr. Superintendent.

We hereby inform you that on March 19, 2002, the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) has unanimously agreed to recommend a definitive dividend payment of US$ 0.05639 gross per share in favor of those shareholders registered in the Company's Book of Shareholders during the fifth working day prior to the day of such payment.

The recommendation, once approved at the next Annual Ordinary Shareholders Meeting that will be held on April 26, 2002, will allow SQM to pay and distribute, in accordance with that established in the corresponding Dividend Policy, an annual dividend equivalent to 50% of the distributable liquid profits obtained during the 2001 business period.

The pertinent amount will be paid in its equivalent in pesos, Chilean currency, based on the "Observed Dollar" rate that should be published by the Official Gazette on April 26, 2002. The above, in favor of the corresponding shareholders, personally or through a duly authorized representative, beginning on Wednesday, May 8, 2002, at 09:00 hrs.

We inform you the above as a material event in compliance with articles 9 and 10 of Law N°18.045. Additionally, also in compliance with the indications set forth in Forms 660 and 1.062 issued on October 22, 1986 and March 6, 1992, respectively.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc: Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York



Santiago, Marzo 20 del 2002.

Señor
Alvaro Clarke de la C.
Superintendente
Superintendencia de
Valores y Seguros
Teatinos N°120, piso 6°
Santiago

HECHO ESENCIAL

Estimado señor Superintendente.

Queremos por este acto informar a usted que el Directorio de Sociedad Química y Minera de Chile S.A. (SQM), en Sesión de Marzo 19 de este año acordó, por unanimidad, proponer el pago de un dividendo definitivo de US$0.05639 por acción en favor de aquellos accionistas de SQM que se encuentren inscritos en el Registro respectivo durante el quinto día hábil anterior a aquel en que se pagará el mismo.

Dicha proposición, una vez aprobada por la próxima Junta General Ordinaria de Accionistas de la Sociedad que se celebrará en Abril 26 del año 2002, permitirá que esta última pueda efectivamente pagar y distribuir, conforme con lo dispuesto en la Política de Dividendos respectiva, un dividendo anual equivalente al 50% de las utilidades líquidas distribuibles obtenidas durante el ejercicio comercial 2001.

La cantidad pertinente se pagará en su equivalente en pesos moneda nacional de acuerdo al valor del "Dólar Observado" que aparezca publicado en el Diario Oficial de Abril 26 del año 2002. Ello, en favor de los accionistas que corresponda, en forma personal o por medio de representantes debidamente autorizados y a partir de las 09:00 horas del día Miércoles 8 de Mayo de este año.

Comunicamos a usted lo anterior como hecho esencial y en virtud de lo establecido para tal efecto en los artículos 9° y 10° inciso segundo de la Ley N°18.045. Adicionalmente, en conformidad también con lo indicado en las Circulares N°660 y N°1.062 que esa Superintendencia respectivamente emitió en Octubre 22 de 1986 y en Marzo 6 de 1992.

Quedamos a su entera disposición para intentar aclarar cualquier aspecto adicional que usted estime pertinente en

SQM S.A
El Trovador 4285, Piso 6
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2079
Fax: (56 - 2) 425 2493
www.sqm.com



relación con lo anterior.

Le saluda muy atentamente.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



PATRICIO CONTESSE G.
Gerente General

cc.: Bolsa de Comercio de Santiago Bolsa de Valores S.A.
Bolsa de Corredores Bolsa de Valores S.A.
Bolsa Electrónica de Chile Bolsa de Valores S.A.
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

MAS/mer
FIS/010

SQM S.A
El Trovador 4285, Piso 6
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2079
Fax: (56 - 2) 425 2493
www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



Conf: ____________________
Ricardo Ramos R.
Chief Financial Officer

Date: March 20, 2002